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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                        WESLEY JESSEN VISIONCARE, INC.
                      (NAME OF SUBJECT COMPANY (ISSUER))

                             WJ ACQUISITION CORP.
                                  NOVARTIS AG
                     (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                        (TITLE OF CLASS OF SECURITIES)

                                   951018100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROBERT THOMPSON
                             WJ ACQUISITION CORP.
                                  NOVARTIS AG
                           C/O NOVARTIS CORPORATION
                               608 FIFTH AVENUE
                              NEW YORK, NY 10020
                                (212) 307-1122
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 848-4000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------
                 $783,887,758.50                                      $156,777.56


 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.50, the per share tender offer price, by 20,360,721, the sum of (i) 17,671,246 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 2,677,475 shares of Common Stock and (iii) 12,000 shares of Common Stock that could be purchased under the Company's employee discount purchase plans, in each case as of May 23, 2000.
** Calculated as 1/50 of 1% of the transaction value.

  [X]Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $156,777.56       Filing Party: Novartis AG
     Form or Registration No.: Schedule TO       Date Filed:  June 6, 2000

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:

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   This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 6, 2000 (the "Schedule TO") by Novartis AG, a Swiss corporation ("Parent"), and WJ Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

   Question No. 16 of the Summary Term Sheet is hereby amended and restated as follows:

     "IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

  . If you decide not to tender your shares in the offer and the merger occurs, you will receive in the merger the same amount of cash per share as if you would have tendered your shares in the offer.

  . If you decide not to tender your shares in the offer and the merger does not occur, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through Nasdaq National Market or any other securities market, there may not be a public trading market for the shares and Wesley Jessen VisionCare may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly held companies. Novartis intends to cause the delisting of the shares following the completion of the offer. WJ Acquisition Corp. currently intends to cause Wesley Jessen VisionCare to terminate registration of the shares under the SEC rules relating to publicly held companies as soon after consummation of the offer as the requirements for termination of registration are met. See Section 13."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Section 9 ("Financing of the Offer and the Merger") is hereby amended and restated as follows:

    "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $791 million. Purchaser will obtain all of such funds from Parent or one of Parent's subsidiaries. Parent and its subsidiary will provide such funds from available cash. In the event such funds were unavailable, Parent will arrange alternative financing."

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

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000

                                          WJ Acquisition Corp.

                                          By:      /s/ Robert Thompson
                                            -----------------------------------
                                             Name: Robert Thompson
                                             Title: Chief Executive Officer
                                             and President

                                          Novartis AG

                                          By:       /s/ Urs Barlocher
                                            -----------------------------------
                                             Name: Urs Barlocher
                                             Title: General Counsel

                                          By:     /s/ Martin P. Henrich
                                            -----------------------------------
                                             Name: Martin P. Henrich
                                             Title: Associate General Counsel


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                                 EXHIBIT INDEX

 EXHIBIT NO.
 -----------
*(a)(1)  Offer to Purchase, dated June 6, 2000.


*(a)(2)  Form of Letter of Transmittal.


*(a)(3)  Form of Notice of Guaranteed Delivery.


*(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


*(a)(5)  Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.


*(a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


*(a)(7)  Summary Advertisement as published in The Wall Street Journal on June 6, 2000.


*(a)(8)  Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of
         Parent, and the Company on May 30, 2000.


(b)      None.


*(d)(1)  Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company.


*(d)(2)  Confidentiality Agreement, dated May 10, 2000, between CIBA Vision Corporation and the Company.


(g)      None.


(h)      None.

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*Previously filed.

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